Shanda Games Announces the Launch of “G-Home” Mobile Platform

and 36 New Mobile Games in the Pipeline

BEIJING, August 20, 2013 —Shanda Games Limited (NASDAQ: GAME, “Shanda Games”), a leading online game developer, operator and publisher in China, today announced, as part of its efforts to further strengthen the mobile strategy, the launch of “G-Home”, a mobile game platform and 36 new mobile games in the pipeline.

Shanda Games’ Chief Executive Officer, Mr. Xiangdong Zhang, and President, Mr. Tunghai Chien, spoke today at the Company’s mobile conference “Mobile is the Future” in Beijing. The conference was kicked off with a series of numbers listed by Mr. Zhang that capsulized the achievements Shanda Games has made in 12 years — cumulatively a total of approximately 1.8 billion accounts, 1 billion active accounts, and 100 million paying accounts. Among the 100 million paying accounts, 20 million are active VIP accounts who have contributed a total of approximately RMB24 billion to Shanda Games’ revenues. This group of committed users constitutes the most valuable internet user base in the industry.

Encompassing various functions including Uni-Passport, Uni-Virtue Currency, Customer Services, G-Q Social Community and G-Games, the App G-Home positions itself as a “flagship game center” aiming to vertically integrate high-end users, high-quality contents and premier services. G-Home plans to publish only the top 1% of mobile games selected from the market. With G-Home, users will no longer face the dilemma of choosing one game out of millions and will be able to easily locate games that appeal to them through the functions the platform offers.

Once a game is selected to be published on G-Home platform, the game developer is expected to be compensated by one or more of the following: a guaranteed minimum amount, revenue sharing and a lump sum payment. The user base and the publishing-distribution functions the platform has will facilitate the games to receive a higher hit ratio without additional promotion costs by the developers. Shanda Games also plans to open to developers its user database and community in order to help them analyze user behaviors and preferences for the purpose of optimizing the games.

The games will be disseminated and marketed primarily through the Company’s extensive distribution network and operating platforms embedded in G-Home. G-Home also plans to collaborate with third-party platforms and markets with respect to its games through revenue sharing arrangements or to allow users to access G-Home directly on third-party platforms. The Company believes this distribution model will enable the games to rapidly reach a vast audience.

Along with the acquisition of the operating and distribution platform (www.sdo.com), the launch of G-Home again reflects the strategic foresight of Shanda Games’ management to take full advantage of the transition from PC to mobile. It is an effort to integrate and mobilize this platform and the Company expects to create synergies and facilitate the launch and operation of future mobile games by leveraging the unified account authentication, payment and billing services, user behavior database, membership system, prepaid card distribution channels, and customer services provided by this mobilized platform through G-Home.

“G-Home” is expected to be launched in China, South Korea, Taiwan and Singapore. The Company wishes to build “G-Home” into one of the most valuable flagship game centers in the industry.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by the G-Home platform represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the possibility that the Company would not realize the expected benefits from the G-Home platform and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com